November 4, 2019

James Sapirstein
Chief Executive Officer
AzurRx BioPharma, Inc.
760 Parkside Avenue
Downstate Biotechnology Incubator, Suite 304
Brooklyn, NY 11226

       Re: AzurRx BioPharma, Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed October 28, 2019
           File No. 001-37853

Dear Mr. Sapirstein :

       We have reviewed your filing and have the following comment.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

Proposal No. 2, page 18

1. Please revise your disclosure to discuss the potential dilutive effect of the reverse stock split and whether you have any current plans to issue the additional authorized shares that will result from the reverse stock split.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ada D. Sarmento at 202-551-3798 or Celeste Murphy at 202-551-3257
with any questions.
 James Sapirstein
AzurRx BioPharma, Inc.
November 4, 2019
Page 2

                                      Sincerely,
FirstName LastNameJames Sapirstein
                                      Division of Corporation Finance
Comapany NameAzurRx BioPharma, Inc.
                                      Office of Life Sciences
November 4, 2019 Page 2
cc:       Jessica R. Sudweeks, Esq.
FirstName LastName